Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 3, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 163

Nuveen NWQ Diversified Income Portfolio, 3Q 2016

File Nos. 333-212656 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 163, filed on September 26, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen NWQ Diversified Income Portfolio, 3Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy and Selection of Portfolio Securities (pp. 2-5)

1. Please explain the concept of “downside protection” in the filing. Specifically, what does “downside protection” mean, and how does the Trust achieve it?

Response: The disclosure has been revised in response to this comment. The methods of achieving it are described under the “Selection of Portfolio Securities” section, e.g., considering bottom-up, fundamental research and a security’s seniority in the issuer’s capital structure.

Distributions (p. 18)

2. Please explain in the filing what it means to hold an “excessive amount of capital.”

Response: The disclosure has been revised in response to this comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren